

Financial Statement

Where's Rose, LLC
Inception date (June 2, 2020) to Present

Prepared by
Justin Boswick

Prepared on
June 22, 2020

Table of Contents

Balance Sheet

As of June 22, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
0000 Checking Account	5,002.00
Total Bank Accounts	**5,002.00**
Total Current Assets	**5,002.00**
TOTAL ASSETS	**$5,002.00**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Owner's Investment	5,002.00
Retained Earnings	
Net Income	
Total Equity	**5,002.00**
TOTAL LIABILITIES AND EQUITY	**$5,002.00**

See notes to the financial statements

Income Statement

June 22, 2020

STATEMENTS OF INCOME	As of Jun 22, 2020
REVENUES	**$0.00**
COSTS OF GOODS SOLDS	**$0.00**
GROSS PROFIT	**$0.00**
OPERATING EXPENSES	**$0.00**
NET OPERATING INCOME	**$0.00**
OTHER INCOME	**$0.00**
NET INCOME (LOSS) BEFORE TAXES	**$0.00**
INCOME TAX EXPENSE	**$0.00**
NET INCOME (LOSS)	**$0.00**

Statement of Cash Flows

June 22, 2020

	Total
OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**0.00**
NET CASH INCREASE FOR PERIOD	**0.00**
Cash at beginning of period	5,002.00
CASH AT END OF PERIOD	**$5,002.00**

See notes to the financial statements

Statements of Retained Earnings

As of June 22, 2020

	Shares	Amount	Contributions (Distributions)	Retained Earnings (Accumulated Deficit)	Total
Balance at June 2, 2020	0	$ 0	0	$ 0	$ 0
Membership Interest			0		$ 0
Net Income				0	$ 0
Balance at June 22, 2020	0	$ 5,002	5	$ 0	$ 5,002

See notes to the financial statements

Notes to the Financial Statements

Where's Rose, LLC
Notes to the Financial Statement
June 22, 2020

1. **Summary of Significant Accounting Policies**

The Company
Where's Rose, LLC (the "Company") was incorporated in the State of North Carolina on June 2, 2020. The Company is headquartered in Winston-Salem, North Carolina and is doing business as Where's Rose, LLC.

Where's Rose, LLC was started for the creation of the feature film "Where's Rose" written by John Mathis. The goal of the company is to create the film and sell the film for streaming online.

Going Concern
Since Inception, the Company has relied on funds from owners to fund its operations. As of June 22, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise investor funding, as well as the Company's ability to sell the film they create.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of June 22, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of June 22, 2020, the Company is operating as a going concern.

Accounts Receivable
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest invoice. As of June 22, 2020, the Company has nil in accounts receivable, and nil in allowance for doubtful accounts.

Inventory
Inventories are stated at cost. At June 22, 2020, the balance of inventory related to finished goods was nil and nil related to raw materials.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1. Summary of Significant Accounting Policies

Intangible Assets
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Include other inputs that are directly or indirectly observable in the marketplace.

Level 3: Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentration of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Income Taxes
The Company has elected to be treated as a partnership LLC for federal income tax purposes. Within 60 days after the end of each tax year of the LLC, a copy of the LLC's state and federal income tax returns for the preceding tax year shall be mailed or otherwise provided to each member of the LLC, together with any additional information and forms necessary for each member to complete his or her individual state and federal income tax returns. As it is classified as a partnership, this additional information shall include a federal (and, if applicable, state) Form K-1 (Form 1065 - Partner's Share of Income, Credits, Deductions) or equivalent income tax reporting form.

The Company applies ASC 740, Income Taxes for applying criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

1. **Summary of Significant Accounting Policies**

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of June 22, 2020 the Company had recognized sales of nil.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Convertible Notes**

The Company has not issued any promissory notes.

4. **Equity**

Common Stock
The company has not authorized any common stock sales as of June 22, 2020. The company has authorized membership interest contributions totaling in $5,002 from founders John Mathis, Justin Boswick, Jared Sprouse, Tyler Holender, and Pablo Bobadilla as of June 22, 2020.

5. **Accounts Receivable Factoring**

The Company is currently not in any agreement with a Factoring company.

6. **Line of Credit**

As of June 22, 2020 the Company has not secured any lines of credit.

7. **Note Payable - Related Party**

Since Inception, related parties have not provided any loans to the Company.

8. **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on June 2, 2020 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

9. **Subsequent Events**

The Company has evaluated subsequent events through June 22, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.